CUSIP No. 74725 H 10 1



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) /1



                             SourcingLink.net, Inc.
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                         (formerly QCS.net Corporation)
                                (Name of Issuer)


                     Common Stock, Par Value 0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74725 H 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ed Mathias
                              c/o The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington D. C. 20004
                                 (202) 347-2626
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement /2)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------

1/ This Amendment No. 2 to Schedule 13D amends the Amendment No. 2 to Schedule
   13 D filed on behalf of Reporting Persons on January 22, 1999.

2/ This Amendment No. 2 to Schedule 13D relates solely to the disposition of 1.2% of the outstanding capital stock of the Issuer by Reporting Persons on December 15-17, 1999.

                               Page 1 of 14 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Carlyle-QCS Partners, L.P.
                  IRS #  52-1899559

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         (2)      Check the Appropriate Box if a Member of a Group
                                                                   (a)   [  ]
                                                                   (b)   [  ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only


--------------------------------------------------------------------------------
         (4)      Source of Funds
                  00


--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)                         [  ]


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         (6)      Citizenship or Place of Organization

                  Delaware

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  Number of        (7)      Sole Voting Power
   Shares                   0 Shares
 Beneficially      -------------------------------------------------------------
   Owned by        (8)      Shared Voting Power
     Each                   693,300 Shares /2
  Reporting        -------------------------------------------------------------
    Person         (9)      Sole Dispositive Power
     With                   0 Shares
                   -------------------------------------------------------------
                   (10)     Shared Dispositive Power
                            693,300 Shares /2

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  693,300 Shares /2

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                         [  ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                  8.8% /3

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         (14)      Type of Reporting Person

                   PN

---------

1/ No source of funds. This Amendment No. 3 to Schedule 13D relates to a disposition of securities.

2/ Including 432,922 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock.

3/ Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 2 of 14 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  TC Group, L.L.C.
                  IRS # 54-1686957

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         (2)      Check the Appropriate Box if a Member of a Group
                                                                   (a)   [  ]
                                                                   (b)   [  ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds

                  00 /1

--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)                         [  ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
  Number of        (7)      Sole Voting Power
   Shares                   0 Shares
 Beneficially      -------------------------------------------------------------
   Owned by        (8)      Shared Voting Power
     Each                   729,708 Shares /2
  Reporting        -------------------------------------------------------------
    Person         (9)      Sole Dispositive Power
     With                   0 Shares
                   -------------------------------------------------------------
                   (10)     Shared Dispositive Power
                            729,708 Shares /2

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  729,708 Shares /2

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                         [  ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                  9.2% /2

--------------------------------------------------------------------------------
         (14)      Type of Reporting Person

                   00 (Limited Liability Company)

---------

1/ No source of funds. This Amendment No. 3 to Schedule 13D relates to a disposition of securities.

2/ Including 432,922 shares receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock.

3/ Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 3 of 14 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
         (1)      Names of Reporting Persons
                  S.S. or I.R.S. Identification Nos. of Above Persons

                  TCG Holdings, L.L.C.
                  IRS # 54-1686011

--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                   (a)   [  ]
                                                                   (b)   [  ]

--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds
                  00 /1

--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)                         [  ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
  Number of        (7)      Sole Voting Power
   Shares                   0 Shares
 Beneficially      -------------------------------------------------------------
   Owned by        (8)      Shared Voting Power
     Each                   729,708 Shares /2
  Reporting        -------------------------------------------------------------
    Person         (9)      Sole Dispositive Power
     With                   0 Shares
                   -------------------------------------------------------------
                   (10)     Shared Dispositive Power
                            729,708 Shares /2

--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  729,708 Shares /2

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                         [  ]

--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                  9.2% /3

--------------------------------------------------------------------------------
         (14)      Type of Reporting Person

                   00 (Limited Liability Company)

---------
1/ No source of funds. This Amendment No. 3 to Schedule 13D relates to a disposition of securities.

2/ Including 432,922 shares receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock.

3/ Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 4 of 14 Pages

CUSIP No. 74725 H 10 1



Item 1. Security and Issuer

                  The title of the class of equity securities to which this Amendment No.1 to Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of SourcingLink.net, Inc., a Delaware corporation (formerly QCS.net Corporation) (the "Company"). The address of the Company is 16855 Bernardo Drive, Suite 260, San Diego, CA 92127.

Item 2. Identity and Background

                  (a) - (c), (f) The names of the persons filing this Amendment No.3 to Schedule 13D are (i) Carlyle-QCS Partners, L.P., a Delaware limited partnership ("Carlyle-QCS"); (ii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (iii) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"; and collectively with Carlyle-QCS and TC Group referred to herein as the "Reporting Persons").

                  TC Group is the sole general partner of Carlyle-QCS.

                  TCG is a member of TC Group and holds a controlling interest in TC Group. The information regarding the managing members of TCG is the same as disclosed in the original Schedule 13D and previous amendments, provided that the following persons have subsequently also become managing members of TCG:
Leslie L. Armitage, Peter J. Clare,W. Robert Dahl and Glenn A. Youngkin. Each managing member holds the office of Managing Director, is employed in the business of merchant banking, is a United States citizen and has a principal business address of: c/o The Carlyle Group, 1001 Pennsylvania Avenue, Suite 220, Washington, D.C. 20004-2505.

                  The principal business of Carlyle-QCS is to invest in the securities of the Company. The principal business of TC Group and TCG is merchant banking.

                  The principal business address of Carlyle-QCS, TC Group and TCG is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington D.C. 20004.

                  (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 14 Pages

CUSIP No. 74725 H 10 1

Item 3. Source and Amount of Funds or Other Consideration

                  This Amendment No. 3 to Schedule 13D relates to the disposition of shares of Common Stock and thus this Item 3 is not applicable.

Item 4. Purpose of Transaction

                  This Amendment No.3 relates to the disposition by Carlyle-QCS of 94,700 shares of Common Stock in brokered open-market transactions. Depending on prevailing market conditions and the Reporting Persons' internal valuations, the Reporting Persons may consider further dispositions of Common Stock in the future.

                               Page 6 of 14 Pages

CUSIP No. 74725 H 10 1

Item 5. Interest in Securities of the Issuer

         (a)      Shares of Common Stock Beneficially Owned

                               Right to Common
                Common            Stock Upon
                 Stock          Conversion of           Total      Percentage
              Beneficially   Convertible Preferred    Beneficial   Beneficial
                 Owned              Stock             Ownership     Ownership /1
                 -----              -----             ---------     ---------
Carlyle-QCS     269,378            423,922             693,300        8.8%
TC Group        305,786            423,922             729,708        9.2%
TCG             305,786            423,922             729,708        9.2%
Reporting       305,786            423,922             729,708        9.2%
Persons

         (b) Carlyle-QCS may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 269,378 shares of Common Stock and (ii) 423,922 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock. Carlyle-QCS has no power to vote or dispose of 36,408 shares of Common Stock issued to TC Group. TC Group may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 269,378 shares of Common Stock and (ii) 423,922 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock. TC Group may be deemed to share with TCG the power to vote and dispose of 36,408 shares of Common Stock issued to TC Group. TCG, as a member holding a controlling interest in TC Group, may be deemed to share all rights herein described belonging to TC Group.

         (c) Carlyle-QCS sold 7,300 shares of Common Stock on December 15, 1999, 2,500 shares of Common Stock on December 16, 1999 and 84,700 shares of Common Stock on December 17, 1999, each pursuant to brokered open market transactions.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

         (e)      Not applicable.

--------

         1/ Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 7 of 14 Pages

CUSIP No. 74725 H 10 1

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  On December 22, 1999, a lock-up letter, dated as of August 5, 1999, by and between Carlyle-QCS and Needham & Company, expired by its terms. The lock-up letter is attached as Exhibit 2. The Reporting Persons were informed by the Company that Needham & Company had waived the terms of the lock-up letter with respect to the transaction reported herein. As of the date hereof, none of the Reporting Persons are subject to any contracts, understandings or relationships with respect to the securities of the issue other than as previously disclosed on Schedule 13D or a previous amendment thereto.



Item 7. Materials to be filed as Exhibits

Exhibit 1. Joint Filing Agreement by and among Carlyle-QCS, TC Group and TCG, dated January 10, 2000.

Exhibit 2. Lock-up Letter, dated August 5, 1999, by and between Carlyle-QCS and
           Needham & Company, Inc.

                               Page 8 of 14 Pages

CUSIP No. 74725 H 10 1

                                    Signature

After reasonable inquiry and to the best of the knowledge of the undersigned on page 10 hereof, such undersigned certify that the information set forth in this statement is true, complete and correct.

                                                 January 10, 2000
                                                       Date




                               Page 9 of 14 Pages

CUSIP No. 74725 H 10 1

         IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Amendment No. 3 to Schedule 13D to be executed as of the date first above written.

                                   CARLYLE-QCS PARTNERS, L.P.
                                   By:   TC Group, L.L.C., its General Partner

                                   By:     /s/  Daniel A. D'Aniello
                                           -------------------------------------
                                   Name:   Daniel A. D'Aniello
                                   Title:  Managing Director

                                   TC GROUP, L.L.C.

                                   By:     /s/  Daniel A. D'Aniello
                                           -------------------------------------
                                   Name:   Daniel A. D'Aniello
                                   Title:  Managing Director

                                   TCG HOLDINGS, L.L.C.

                                   By:     /s/  Daniel A. D'Aniello
                                           -------------------------------------
                                   Name:   Daniel A. D'Aniello
                                   Title:  Managing Director


                               Page 10 of 14 Pages

CUSIP No. 74725 H 10 1

                                Index to Exhibits
                                -----------------

                                                                                 Page
                                                                                 ----

Exhibit 1.  Joint Filing Agreement by and among Carlyle-QCS, TC Group and          12
            TCG, dated January 10, 2000.

Exhibit 2.  Lock-up Letter, dated August 5, 1999, by and between Carlyle-QCS and   13
            Needham & Company, Inc.


                               Page 11 of 14 Pages